KludeIn I Acquisition Corp.

1096 Keeler Avenue

Berkeley, California 94708

VIA EDGAR

October 18, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Mr. Matthew Crispino

Re:	KludeIn I Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 9, 2022

File No. 333-265952

Dear Mr. Crispino

KludeIn I Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 3, 2022, regarding the Amendment No. 1 to Registration Statement on Form S-4 submitted to the Commission on September 9, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Form S-4 filed September 9, 2022

Summary of the Proxy Statement/Prospectus

Organizational Structure, page 11

1.	We note your disclosure on page 12 of the post-transaction ownership percentages under both a no redemption and a maximum contractual redemption scenario. Your footnotes to this table state the maximum redemption scenario assumes 916,765 shares are redeemed for a payment of $9.2 million. However, elsewhere in the filing you state the maximum redemption scenario assumes 1,002,575 shares are redeemed for a payment of $10.1 million. Please revise or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 13 accordingly.

Interests of KludeIns Directors and Officers and Others in the Business Combination, page 22

2.	Please describe with specificity the services that the IPO Underwriters are providing to the parties in connection with the Business Combination.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 24, 34, 94 and 114 accordingly.

Risk Factors

We have significant customer concentration..., page 66

3.	We note your response to prior comment 8. Please advise us whether Near’s Channel Partner Agreement with its largest customer is a material agreement on which Near is substantially dependent. Refer to Item 601(b)(10)(ii)(b) of Regulation S-K.

The Company respectfully advises the Staff that Near’s Channel Partner Agreement is a material agreement on which Near is substantially dependent. The Company advises the Staff that the relevant agreement will be filed by amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Anticipated Accounting Treatment, page 167

4.	We note you revised your disclosures in response to prior comment 15 to now indicate throughout the filing that the board of directors of the post-combination company will consist of five (5) members. Please reconcile this disclosure with Article 5.17 of the Agreement and Plan of Merger found in Annex A, which refers to a seven (7) member board following the merger.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 accordingly.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended

December 31, 2021, page 171

5.	We note your response to prior comment 17. However, it is unclear what revisions you made as the Near Pro Forma net loss here still does not agree to the disclosure on page F- 69. Please revise as previously requested.

The Company respectfully acknowledges the Staff’s comment and respectfully informs the Staff that Near’s pro forma net loss on page F-69 reflects the pro forma adjustments as if the UberMedia Acquisition occurred on January 1, 2020. Accordingly, the $501,150 of transaction expenses incurred during the year ended December 31, 2021 were reversed in 2021 and recorded as if they were incurred during the year ended December 31, 2020. However, for purposes of the unaudited pro forma financial statements as presented on page 171 for the fiscal year ended December 31, 2021, the UberMedia transaction is assumed to have occurred as of January 1, 2021. Accordingly, no adjustment is required to reverse the $501,150 of transaction expenses to an earlier period.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 174

6.	Please revise footnote (2) to refer to the pro forma balance sheet adjustment in Entry #2(4) rather than #2(3) as currently disclosed.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 174 accordingly.

Note 4. Net Income/(Loss) per Share, page 175

7.	We note your revised disclosures in response to prior comment 18. Please also revise here to address how the execution of this agreement might impact pro forma net income (loss) per share.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 175 accordingly.

Information About Near

Overview, page 193

8.	We note your revised disclosures and response to prior comment 21, including the additional disclosure that Near tracks information from 2.6 billion unique devices.

However, your current disclosure does not appear to address how you calculate the 1.6 billion unique user IDs and the 70 million points of interest. Please revise to clearly explain how you calculate and track these two measures. Please ensure your disclosures address how you determine that each user ID is truly unique and define what is meant by “points of interest.” Additionally, we note the disclosure on page F-43 continues to refer to “70 million places.” Please revise accordingly.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 193, 194, 195, 196, 197, 204, 208 and F-43 and accordingly.

Our Growth Strategies, page 198

9.	We note your revised disclosure and response to prior comment 24. We also note your disclosure here that your customer base grew by 56% over the last five quarters; your disclosure on page 209 that you have over 300 customers as of December 31, 2021 (more than doubling since 2020); and your disclosures elsewhere that you continue to highlight both acquiring and expanding your customer base as key elements to your growth strategy. Please revise to disclose total customer count for each period presented in order to add more context and clarity to these disclosures.

The Company respectfully advises the Staff that the number of customers is not a key performance metric tracked by management and has revised pages 51, 62, 63, 64, 198, 199, 202 and 210 accordingly.

Customers, page 199

10.	We note your revised disclosures and response to prior comment 32. However, we note that you continue to refer to Allspark as an “advertising product” on page 200 and you continue to discuss how customers can pay a “committed spend” for advertising that is based on “tiered pricing” on pages 202 and 209. As your response indicates that you charge customers only a singular fee for a subscription to the Near platform, please revise throughout this filing to clarify whether or not you charge customers based on a tiered pricing model. Additionally, revise throughout to consistently refer to your Allspark product, and any other similar products, as market intelligence products rather than advertising products since you do not appear to offer advertising services.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 201, 202, 210 and 211 accordingly.

Management’s Discussion and Analysis and Results of Operations of Near

Key Performance Metric - Net Revenue Retention, page 208

11.	We note your revised disclosures and response to prior comment 19. Please further revise to disclose the net revenue retention rate for each corresponding prior year period, such as of December 31, 2020 and June 30, 2021, for comparative purposes.

The Company respectfully informs the Staff that Near only started tracking NRR as a key performance measure following the acquisition of Uber Media Inc. (“Uber Media”) in March 2021. As a result, any historical NRR calculations would rely on data predating the Uber Media acquisition, which Near’s management believes would be misleading and inaccurate to investors and stockholders because the UberMedia acquisition substantially increased the number of customers Near serves.

Near Intelligence Holdings Inc. and Subsidiaries

Note 2. Summary of significant accounting policies

q) Revenue recognition, page F-63

12.	We note your revised disclosures and response to prior comment 30. However, we note that you continue to refer to customers purchasing a “license” and/or a “firm number of deliverables” elsewhere in the filing, such as on pages 198, 202 and 209. Please revise throughout the filing to consistently refer to your subscription revenue offerings.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 64, 66, 198, 199, 201, 202 and 210 accordingly.

13.	We note the cross-reference to Note 17 in the sale of operational products discussion on page F-65. It appears that you may have intended to reference the revenue footnote (Note 20). We note a similar cross-reference in your disclosure on page 221. Please revise or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 222 and F-65 accordingly.

Note 20. Revenue, page F-85

14.	We note your response and revised disclosures to prior comment 8. You previously disclosed that you had two significant customers as of December 31, 2021 that represented 29.5% and 16.7% of total revenue, respectively. However, your disclosure here and on page 66 now refer to only one customer as of December 31, 2021 who represented 29.5% of total revenue. Please explain the change from your previous disclosures. In this regard, we note that as of June 30, 2022, two customers now individually represent 30.5% and 16.4% of total revenues. Further, revise the risk factor disclosure noted herein to also refer to the customer that comprised 16.4% of your total revenue, to date, in fiscal 2022.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that it erroneously disclosed the unbilled revenue i.e. accrued revenue as second customer, which is a control account of multiple unbilled customer accounts which in aggregate totaled 16.7% of revenue. None of the individual accounts which make up that balance are significant and this was corrected in the amended S-4 filing. For the year ended December 31, 2021 the Company had one major customer, which accounted for 29.5% of the revenue for such period.

For the period ended June 30, 2022, there were two significant customers which represented 30.5% and 16.4% of total revenues, respectively. The customer that represented 16.4% during this period was not significant in the period ended December 31, 2021 and the customer that represented 30.5% in this time period is the same one that represented 29.5% in the period ended December 31, 2021.

The Company has also revised its disclosure on page 66 accordingly.

Near Intelligence Holdings Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements Unaudited

Note 10. Borrowings, page F-111

15.	We note you modified certain terms of the Harbert loan in April 2022. Please tell us how you considered the guidance in ASC 470-50-40-6 in determining that this did not qualify as a debt extinguishment.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that in April 2022, the Company modified (the “Loan Amendment”) the terms of existing facilities with Harbert European Specialty Lending Company II S.A.R.L (the “Original Loan”) with below terms:

a)	Interest only on all tranches from March 1, 2022 to November 30, 2022.

b)	The repayment of all tranches will begin amortizing on December 1, 2022 with 24 month amortization

c)	Payment of 1% additional backend fee of EUR 133,000, payable to Harbert on or before November 30, 2024.

d)	$730,000 worth of additional freestanding warrants issued by the Company to Harbert without any initial payment from Harbert based on the agreed strike price of $1,050. These warrants have a minimum exit value of EUR 300,000 to Harbert.

The Company analyzed the terms of the Loan Amendment in accordance with ASC 470-50-40-6 through -11 to determine whether the Loan Amendment qualified as a debt modification or a debt extinguishment. It was first ensured that the Loan Amendment would not qualify as a troubled debt restructuring in accordance with ASC 470-60-55-5 as in management’s judgment the Company was not experiencing financial difficulties at the time of the Loan Amendment per ASC 470-60-55-7 through 9.

ASC 470-50-40-6 provides that an exchange of debt instruments with a substantial modification of terms shall be accounted for as an extinguishment of debt. To determine whether the terms of the Loan Amendment were substantially different from the Original Loan, Near applied the guidance set forth in ASC 470-50-40-10. Near determined the difference in the present value of the cash flows under the terms of the Loan Amendment and present value of the remaining cash flows under the Original Loan for the purposes of applying the 10 percent cash flow test set forth in ASC 470-50-40-10.

Near calculated the net present value of the cash flows following the execution of the Loan Amendment in accordance with ASC 470-50-40-12 as follows:

●	Included the payment of 1% additional backend fee of EUR 133,000 in future cash flow

●	Included the fair value of the warrant issuance as a day-one cash flow

●	Utilized the effective interest rate of the Original Loan for discounting the cash flows

●	Excluded the impact of the assumed exercise of prepayment option

Present value calculations (amounts in millions)

	Present value of Original Loan	Present value of Loan Amendment including fees payable and warrants	Difference
Loan	$13.48	$14.28	6.00%

The difference in net present value of the cash flows of the Original Loan compared to the Loan Amendment is 6%.

Accordingly, the Company concluded that the Loan Amendment was not substantially different from the Original Loan and accounted for the Loan Amendment as a debt modification rather than a debt extinguishment.

Note 12. Employee Stock Option Plan 2014 (“ESOP 2014”)

2022 Employee Restricted Stock Unit Plan (“RSU Plan”), page F-115

16.	You state that the estimated fair value for the RSUs granted on May 12, 2022 was based on the fair value of Near’s common stock assuming an implied equity value in the Merger Transaction of approximately $675 million. Please provide us with the calculations that support the $1,397.51 per share valuation of the RSUs based on the $675 million valuation, and explain any difference between the per share valuation used and such calculations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the grant date fair value of Restricted Stock units (“RSU”) have been determined to be equal to the fair value of Near’s common stock on the grant date. This estimated fair value of common stock is calculated as follows: (i) the implied equity value of the Merger Transaction ($675 million) is divided by (ii) the 483,000 shares of common stock of Near on a fully diluted basis as of May 12, 2022 (the grant date), the computation of which is given in the second restated and amended shareholders’ agreement attached as the exhibit 10.14 of the amended S-4 filing. Dividing the $675 million by the 483,000 shares results in a fair value of $1,397.51 per RSU.

Exhibits

17.	Please revise to provide an updated auditor consent from KNAV PA for the UberMedia, Inc. financial statements included within this filing.

The Company respectfully acknowledges the Staff’s comment and has updated Exhibit 23.5 accordingly.

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Benjamin Reichel at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mini Krishnamoorthy
Mini Krishnamoorthy, Chief Financial Officer
KludeIn I Acquisition Corp.

cc:	Ellenoff Grossman & Schole LLP